KW 3/11 C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Southern Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
28249 Avenue Crocker, Suite 106
(No. and Street)

Valencia (City) CA (State) 91355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Lewis 661-257-9711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Timothy A. Coons
(Name – *if individual, state last, first, middle name*)

8677 Villa La Jolla Drive, #1110 La Jolla, CA 92037
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13014812

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KV 3/12

OATH OR AFFIRMATION

I, John D. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Pacific Securities, Inc., as of 12-31-2012, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

John D. Lewis
Signature

President
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

CHERYL A. BRUNING
Commission # 1879175
Notary Public - California
Kern County
My Comm. Expires Mar 2, 2014

Place Notary Seal and/or Stamp Above

Subscribed and sworn to ~~(or affirmed)~~ before me on this 21st (Date) day of Jan (Month), 2013 (Year), by

(1) John D. Lewis, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Cheryl A. Bruning (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 1/21/13 Number of Pages: 2

Signer(s) Other Than Named Above: None

SOUTHERN PACIFIC SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR
THE YEAR ENDED
DECEMBER 31, 2012

PRESENTED BY

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
A PCAOB AND SEC REGISTERED CPA FIRM
619-846-0756
Fax 858-623-01420

Southern Pacific Securities, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

Auditor's Report

Statement of Financial Condition December 31, 2012

Statement of Income (Loss) December 31, 2012

Statement of Changes in Stockholder's Equity December 31, 2012

Statement of Cash Flows December 31, 2012

Notes to Financial Statements December 31, 2012

Schedule I Computation of Net Capital December 31, 2012

Schedule II Computation of Net Capital Requirement December 31, 2012

Schedule III Computation of Aggregate Indebtedness December 31, 2012

Auditor's Report on Internal Controls

SIPC Supplemental Report December 31, 2012

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

To the stockholder of
Southern Pacific Securities, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Southern Pacific Securities, Inc. (A California Corporation) as of December 31, 2012, and the related statements of income(loss), changes in members' equity and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements and schedules are the responsibility of the company's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America: this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My Responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial position of Southern pacific Securities, Inc. as of December 31, 2012, and the results of its operations and changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Scheduled I, II, and III is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Timothy A. Coons, CPA PhD
La Jolla, California USA
February 11, 2013

Southern Pacific Securities, Inc.

Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$ 17,728
Accounts Receivable	2,119
Deferred Tax Benefit	$ 745
Total Assets	$ 20,592

LIABILITIES AND EQUITY

Liabilities:	
Accounts Payable	$ 2,681
Total Liabilities	2,681
Stockholder's Equity	
Capital Stock	10,000
Retained Earnings	7,911
Total Stockholder's Equity	17,911
Total Liabilities and Equity	$ 20,592

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2012

Revenues:	
Commissions	$ 9,971
Revenues from investments	41,025
Other revenue	11,146
Total Revenues	62,142
Costs and Expenses:	
Commissions	39,053
Regulatory fees	2,185
Occupancy	6,000
Insurance	3,078
Telephone	3,250
Automotive and travel	3,565
Office	2,070
Professional fees	2,500
Total Costs and Expenses	61,701
Net Income (Loss) Before Taxes	441
Taxes	800
Net Income (Loss) for the Year	$(359)
Earnings Per Share	$ (0.359)

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	1,000 Shares of Common Stock	Retained Earnings
Balances, December 31, 2011	$ 10,000	$ 8,270
Prior Period Adjustment		(-0-)
Net Income (Loss) for the Year		(359)
Balances, December 31, 2012	$ 10,000	$ 7,911

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flow from Operating Activities-	
Net Income (Loss) for the Year	$(359)
Add (Deduct) –	
Increase in accounts receivable	(1,453)
Increase in accounts payable	2,287
Net Cash provided (used) by Operating Activities	475
Cash Flow from Financing Activities-	
Prior period adjustment	(4,957)
Net Cash used by Financing Activities	(4,957)
Net Change in Cash for the Period	(4,482)
Cash Balance, December 31, 2011	$ 22,210
Cash Balance, December 31, 2012	$ 17,728

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Schedule I
Computation of Net Capital
December 31, 2012

Net Capital – Stockholder's Equity	$ 17,911
Additions (Deductions) from Equity Non-allowable assets	(745)
Net Capital	$ 17,166

Schedule II
Computation of Net Capital Requirement
December 31, 2012

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 179
Minimum Dollar Requirement	5,000
Excess Net Capital	12,166
Excess Net Capital @ 1000%(Net Cap-10%A.I.) Or 120% Minimum Dollar Requirement	16,898

Schedule III
Computation of Aggregate Indebtedness
December 31, 2012

Total aggregated indebtedness from liabilities From financial condition	$ 2,681
Ratio of aggregated indebtedness to net capital	15.6%

There were differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2012.

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Notes to Financial Statements
December 31, 2012

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with Wedbush for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, established framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ration of aggregate indebtedness to net capital, both defined shall not exceed 15 to 1. At December 31, 2012 the Company had net capital, as defined, of $17,166, which is $12,166 in excess of the minimum amount required to be maintained. The company's aggregate indebtedness ($2,681) to net capital was 15.6% (0.156) at December 31, 2012, which is less than the 15:1 limit. There were no differences between the Company's audited and initial unaudited computation of net capital. computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2012.

Initial unaudited net capital	$17,166
Audited net capital	$17,166

See Accountant's Report

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the State of California.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2012.

Note 3: Provision For Taxes:

The company is a California "C" corporation, incorporated on January 3, 1989 and is allowed to carry forward net operation losses for a period of 15 years and carry back for 3 years. The firm's accumulated tax loss carry forward for 2011 is zero for federal taxes and zero for state taxes. The deferred tax benefit is $503 for federal and $242 for state. The company is subject to a minimum of $800 as a Franchise Tax to the State of California.

Note 4: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net loss per share on the 1,000 shares of common stock outstanding during 2012 was $(0.359).

Note 5: Exemption from Computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2012 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

Note 6: SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year ending December 31, 2012 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 7: Fair Value of Financial Instruments

ASC Topic 820-10 requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2012.

See Accountant's Report

Southern Pacific Securities, Inc.

Notes to Financial Statements
December 31, 2012
(Continued)

Note 7: Fair Value of Financial Instruments (Continued)

The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, stock subscriptions receivable, and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they were short term in nature and their carrying amounts approximate fair value, or they are receivable or payable on demand. See Note 8 for further details.

Note 8 – Fair Value Measurements

The Company adopted ASC Topic 820-10 at the beginning of 2010 to measure the fair value of certain assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company has no Level 3 assets or liabilities.

The following table represents a reconciliation of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Fair Value
Cash	$ 17,728	$ -	$ -	$ 17,728
Accounts Receivable	2,119	-	-	2,119
Deferred Tax Benefit	-	745	-	745
Accounts Payable	2,681	-	-	2,618
Totals	$ 22,528	$ 745	$ -	$ 23,273

Note 9 – Subsequent Events

The Company's management has reviewed all material events through February 11, 2013 in accordance with ASC 855-10, the date that the financial statements were available for presentation and believes there are no material subsequent events to report.

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

To the Stockholder and Board of Directors
Southern Pacific Securities, Inc.

I have examined the financial statements of Southern Pacific Securities, Inc. (a California corporation) as of December 31, 2012 and have issued an auditor's report thereon dated February 11, 2013.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2012 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

Timothy A Coons

Timothy A Coons, CPA

San Diego, California USA
February 11, 2013

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Southern Pacific Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying Schedules of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) and General Assessment Reconciliation (SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, solely to assist you and the other specified parties in evaluating Southern Pacific Securities, Inc.'s compliance with applicable instructions of these forms. Southern Pacific Securities, Inc.'s management is responsible for Southern Pacific Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the listed assessment payments in form SIPC-7 with respective cash disbursement record entries from the canceled check and noted no differences;

I compared the Total Revenue amounts of the audited report for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period January 1, 2012 to December 31, 2012 noting no differences;

I compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers and noted no differences;

I proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

Timothy A. Coons, CPA PhD

February 11, 2013